EXHIBIT 99.1

Westport Fuel Systems to Resume Production at Italian Operations

VANCOUVER, British Columbia, April 28, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that production and manufacturing will fully resume at its facilities in Cherasco, Brescia, and Albinea, Italy on May 4, 2020 given the Italian Government’s decree of April 24, 2020. The Company’s Italian operations have significantly expanded measures to protect its workforce in accordance with government protocols for health and safety including social distancing requirements, personal protective equipment, cleaning protocols, and other measures to help mitigate the spread of COVID-19.

“The safe and organized restart of our Italian operations is an important signal for our employees, customers, suppliers, shareholders, and the local economy,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Our team in Italy is working to implement a detailed, tactical plan to restart and resume full operations. I am proud of how our employees have responded to this unprecedented challenge with resilience, determination, and care for each other.”

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com